Filed by Apergy Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Apergy Corporation
Commission File No.: 001-38441

This filing relates to a proposed business combination involving
Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

Transcript of earnings call hosted by Apergy Corporation and held at 9:00 AM Central on April 28, 2020.

CORPORATE PARTICIPANTS

David Skipper
Vice President, Investor Relations & Treasurer, Apergy Corp.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.

Jay A. Nutt
Chief Financial Officer & Senior Vice President, Apergy Corp.

OTHER PARTICIPANTS

J. David Anderson
Analyst, Barclays Capital, Inc.

James West
Analyst, Evercore Group LLC

George O'Leary
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.

Marc Bianchi
Analyst, Cowen & Co. LLC

Tommy Moll
Analyst, Stephens, Inc.

Ian Macpherson
Analyst, Piper Sandler & Co.

Blake Gendron
Analyst, Wolfe Research LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, welcome to Apergy Corporation's First Quarter 2020 Conference Call. Your host for today's call is David Skipper, Vice President and Treasurer at Apergy.

I will now turn the call over to Mr. Skipper. You may begin.

David Skipper
Vice President, Investor Relations & Treasurer, Apergy Corp.
Thank you. Good morning, everyone. With me today are Soma Somasundaram, President and CEO of Apergy; and Jay Nutt, Senior Vice President and CFO of Apergy. During today's call, Soma will discuss Apergy's first quarter highlights as well as our market outlook, Jay will then discuss our first quarter results before turning the call back to Soma for summary comments, and then we will open the call for Q&A. During today's call, we will be referring to the slides posted on our website,

I would like to remind our participants that some of the statements we will be making today are forward-looking. These matters involve risks and uncertainties that could cause a material difference in our results from those projected in these statements. Information concerning risk factors that could affect the company's performance and uncertainties that could cause a material difference to actual results from those in the forward-looking statements can be found in the company's press release as well as in Apergy's Annual Report on Form 10-K, and those set forth from time to time in Apergy's filings with the Securities and Exchange Commission, which are currently available at apergy.com. Except as required by law, the company expressly disclaims any intention or obligation to revise or update any forward-looking statements.

Our comments today may also include non-GAAP financial measures. Additional details on reconciliations to the most directly comparable GAAP financial measure can be found in our first quarter press release and slide presentation for this call, which are on our website.

I will now turn the call over to Soma to discuss Apergy's first quarter results.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Thank you, David. Good morning, everyone. I would like to welcome our shareholders, our analysts and our employees to our first quarter 2020 earnings call. Thanks for joining the call. I would like to begin by discussing our response to the COVID-19 pandemic. This is a fast moving crisis on a scale we have not experienced before. This crisis has touched every family and impacted every business. During this period, ensuring the health and safety of our employees is paramount.

Additionally, Apergy's businesses are classified as critical infrastructure, therefore our manufacturing and field location continue to operate and support the vital oil and gas infrastructure around the world. In order to protect our employees during this period, we have mobilized our crisis response team and have adopted a comprehensive response plan, the details of which are included on slide 5 of the presentation.

Our response plan includes taking precautions consistent with the local, state and national government health authority guidelines, including the Centers for Disease Control and Prevention and the World Health Organization; equipping our employees with additional personal protective equipment; and enacting social distancing procedures, including staggering shifts, implementing rotating work schedules and modifying workspaces and break areas.

As we support the critical work that needs to be done to keep the world economy functioning during these unprecedented times, we are committed to providing our employees with the equipment and other tools they need to operate safely through this period. I am proud of their continued dedication and the work they are doing.

Additionally, in response to the significant decline in oil prices due to the demand destruction caused by COVID- 19 pandemic, and the outcome of OPEC+ meeting in early March, we have implemented a comprehensive contingency response to protect the profitability of our businesses, while preserving the core capability. We have acted swiftly and aggressively to reduce our cost structure, while preserving our core capabilities and key strengths that gives us sustainable competitive advantage in the market.

On slide 6 of the presentation, we have outlined these actions. Since our initial announcement on March 23, we have increased the action that we are taking and now we expect to achieve $85 million of annualized cost savings, up $20 million from the previous $65 million savings target. We will complete most of the planned restructuring actions as we exit Q2, and the remaining by middle of Q3. We have also taken actions to reduce capital expenditures and improve working capital. We continued to monitor market conditions and we have additional plans in place and we stand ready to execute on them if necessary.

During these times of uncertainty, it's important to remember that our high-quality portfolio was built to withstand significant downturns in our industry. It is for a period such as this that we created and analyzed our product lines through the lens of our value creation framework. Our production focused products are critical components in maintaining production from existing wells as well as providing more efficient operations and lower operating costs for our customers.

In low oil price environment, our ability to help customers lower their operating costs becomes even more critical. The oil field is being forced to look for new ways to operate. We think digital will become even more critical during this period. Additionally, it will become even more important for operators to work with the best equipment and technology providers, who are reliable, have the right product and service networks and have the financial wherewithal to provide support through this downturn. Our customers know we are working with them to come through this downturn even more efficient than where we started and we believe we are well positioned to emerge as a long-term winner in our industry.

With the anticipated closure of our upcoming merger in June, we will be adding ChampionX's relatively stable and global production chemical product line to the high quality Apergy portfolio. Production chemicals are critical for the maintenance and continued production from flowing wells. In 2019, production chemicals represented 87% of ChampionX's revenue and 93% of its total segment operating income. Additionally, ChampionX is geographically diversified, with over half of its revenue in 2019 coming from outside of the United States.

On slide 7 of the presentation, we have provided an update on our progress for the merger. Our integration planning with ChampionX is proceeding very well and we have announced the Executive Leadership Committee of the combined company. We are announcing the name of the combined company, which will be ChampionX. We will continue to preserve the strong brands of our product lines such as US Synthetic, Harbison-Fischer, Norris, PCS Ferguson, Quartzdyne, Theta, Windrock, et cetera, which have well-earned reputation with our customers for high quality, superior performance and outstanding customer service.

We are truly bringing together the best of both companies. We are taking the global recognition of ChampionX as our company name, while preserving the strong brands within Apergy. The strong purpose driven culture and reputation of Apergy in the marketplace will not go away, but instead will become the foundation of our combined company. As you can see, our Apergy A in the new logo of ChampionX represents the continuation of Apergy culture, which aligns very well with the heritage of ChampionX culture. We see this merger as a transformative new start for the combined company and feel that a new name capture the energy and the excitement of the combination. We expect Apergy's shareholder vote on the issuance of the shares in the merger to be at the end of May and closing up the transactions to be in June.

Additionally, we have developed a plan to capture the $75 million cost synergies and we have identified specific revenue synergy opportunities, which we intend to capture. We'll be sharing additional details on these revenue synergies in the coming days. While the oilfield is going through a difficult and challenging period, it is important to remember, there are still opportunities where the combined company can win new customers and gain share globally. We want to use our strengths as a combined company to capture those opportunities. Above all, our merger with ChampionX will result in a stronger company to navigate the current downturn with reduced leverage and strong free cash flow generation. The theme of our integration is better together, which rings even stronger during periods of stress in the market.

Now, I would like to discuss our first quarter results for a few minutes. During the first quarter, our teams executed well against a challenging market backdrop. For the quarter, we delivered consolidated revenue of $261 million and adjusted EBITDA of $53 million, both of which were at the midpoint of our guidance range. First quarter adjusted EBITDA margin was 20.4%, which is sequential improvement of 240 basis points.

With respect to free cash flow generation, we have posted outstanding performance on this metric, increasing it by 113% compared to Q1 of last year. We converted 8% of our revenue to free cash flow in the quarter. We believe our solid free cash flow performance demonstrates the quality of our portfolio, the resiliency of our product lines through the industry cycle and our operating discipline.

Within Production & Automation Technologies, total segment revenue increased 1% sequentially which was driven by a 2% increase in the segment's North American revenues, partially offset by a modest decline in international revenues. The decline in international revenues was driven by the timing of rod lift sales in the Middle East. On a year-over-year basis, PAT segment revenues outside of North America increased 14% from the first quarter of 2019, driven by strong artificial lift sales in international markets.

From a profitability perspective, our teams continue to perform well with adjusted segment EBITDA increasing 200 basis points sequentially due to our proactive cost reduction actions, productivity initiatives and isolated charges in the fourth quarter of 2019 that did not repeat. First quarter digital products revenue grew 8% year-over- year. Growth was led by our downhole monitoring products. As a significant portion of our digital products are hardware, there may be lumpiness from quarter to quarter particularly during periods of E&P's capital reduction and discipline. However, over time, we expect our digital revenues to grow at a very healthy rate.

Moving to Drilling Technologies, in the first quarter revenue increased 27% sequentially driven by the completion of a diamond cutter inventory destocking cycle by our Drilling Technologies customers. Within the quarter, balance was restored between actual cutter usage and order rates. Additionally, diamond bearings revenues increased 10% sequentially. From a profitability perspective, we achieved a 230 basis point sequential increase in adjusted segment EBITDA margin.

Before I turn the call over to Jay to take you through the details of the consolidated and segment financial results, let me take a few minutes to share our view on the current market for our products. Due to the short cycle nature of our business and the recent global events, visibility is very challenging. We do expect market conditions to remain very challenging throughout 2020 and potentially longer as we believe it will take time for global oil demand to recover from the COVID-19 pandemic.

Our Drilling Technologies business will see significant impact in Q2 driven by the dramatic decline in US rig counts. We expect our artificial lift products to experience meaningful sequential declines in Q2 driven by spending reductions by our customers and production shut-ins. From a geographical perspective, we expect North American markets to be the most challenging due to the significant amount of announced E&P CapEx reduction. We expect international markets to hold up better, particularly in Australia and the Middle East as the international sales cycle is longer and the spending reductions by customers are not as steep as in North America.

Given this environment, we have taken proactive and decisive actions to reduce our cost structure, we have a well-developed playbook to manage this downturn and we are confident that we will manage through this downturn responsibly and successfully. We continue to remain focused on the factors under our control including advancing our growth initiatives, maintaining cost discipline, implementing productivity improvements and generating free cash flow.

Additionally, our planned merger with ChampionX will open new avenues for growth, augment our cash flow and earnings through substantial cost synergies, and accelerate our strategic goals of broadening our portfolio and geographic footprint outside of North America, as well as expanding our customer relationships particularly with the large IOCs and NOCs globally.

This is a combination of two cash generative companies who are recognized as technology leaders in our respective product lines. We believe that the combined company will be even stronger to navigate the current downturn successfully and we expect to emerge from it as a critical production-focused partner to our customers that enhances their well productivity through our artificial lift, chemical and digital solutions.

Now, let me turn the call over to Jay.

Jay A. Nutt
Chief Financial Officer & Senior Vice President, Apergy Corp.
Good morning, everyone, and I hope everyone is staying safe and healthy. As David noted, I'll be referring to the slides posted on our website. Beginning with slide 9, consolidated first quarter revenue was $261 million.

Compared to the year ago period, revenue decreased $39 million or 13% and $261 million in the current quarter represented an increase of $14 million or 6% sequentially. Excluding the effects of acquisitions and divestitures, revenue increased 5% sequentially and decreased 12% compared to the year ago period.

From a geographic perspective, sequentially, first quarter revenues increased 7% in North America and were flat internationally. On a year-over-year basis North American revenues were down 15% due to progressive reduction in the North American rig count that began in the second half of 2019 along with lower E&P spending on artificial lift and other production equipment. International revenues decreased 4% from the year ago period primarily due to lower international diamond bearing shipments.

Adjusted EBITDA in the first quarter of 2020 was $53 million which came in at the midpoint of our guidance range and represents a 19% sequential increase. As expected, the sequential increase was driven by the higher revenue as well as continued strong cost discipline and the benefits of the cost reduction actions executed in the fourth quarter of last year, combined with productivity initiatives in the current quarter.

Positive cash flow generation continued in the quarter with cash flow from operating activities of $29 million compared to $20 million in the year ago period. Free cash flow in the quarter was $22 million compared to $10 million in the first quarter of 2019 as better working capital performance helped to offset the lower earnings.

Capital expenditures in the quarter were $7 million, a reduction of approximately $2 million in the first quarter of 2019 and down $1 million sequentially. Our cash balance at March 31 of this year was $54 million, up from $35 million at year end 2019. We continue to generate healthy cash flow driven by the quality of our portfolio and our operating discipline.

Moving to slide 10, we expect to navigate a challenging market in 2020. North American E&P capital spending is expected to decline about 50% from 2019 levels. Our customers began to rapidly cut their capital and operating expense plans exiting the first quarter and additional rounds of spending reduction continued to be announced throughout April. We believe that over the last nine months of 2020, customer spending could be down significantly more than 50% from 2019 levels. Although more resilient due to the longer sales cycle and more heavily weighted toward IOCs and NOCs, international spending is now projected to decline about 12% from 2019 levels.

Looking at rig count, the average US rig count in the first quarter declined 4% sequentially, and the year-over-year change in the average rig count was a decline of 25%. During 2020, we expect that the US rig count will fall below 400 active rigs possibly within the next few weeks given the most recent weekly declines. The significant pullback in customer spending that we witnessed exiting the first quarter and the declining order rates that we're experiencing so far in the second quarter, sets up for a very challenging series of upcoming quarters.

As Soma mentioned, we've been proactively and aggressively reducing operating costs and capital expenditures to match the expected market environment. We continue to assess the market developments and we're developing plans to take additional actions as necessary to protect our profitability and cash flow. We continue to believe that as a best-in-class provider of equipment and technology, with industry leading customer service capabilities, we're better positioned than most to navigate this downturn. Our team has been through these downturns before and we know how to execute through these challenging times.

In addition, after closing the merger with ChampionX, we'll have the added benefit of the relatively stable production chemicals business along with the diversification of our geographic footprint towards international regions. Finally, we'll also have the increased exposure with larger customers including more IOCs and NOCs where capital spending can be less volatile.

Moving on to slide 11 and looking at preliminary consolidated first quarter performance, we reported a net loss in the quarter of $659 million which included an estimated pre-tax non-cash charge of $683 million related to the impairment of goodwill and long-lived assets in our Production & Automation Technologies segment. We're in the process of finalizing the impairment calculations and we believe that the final impairment value will be within the range of $650 million to $750 million.

On a more comparable basis, after adjusting for the goodwill impairment, acquisition transaction expenses mainly associated with ChampionX, restructuring related items and other charges, adjusted net income was $3 million resulting in diluted earnings per share of $0.04 in the quarter. Adjusted diluted earnings per share decreased 69% sequentially.

We generated adjusted EBITDA of $53 million during the first quarter. As expected, adjusted EBITDA increased 19% sequentially due to the higher revenue, combined with the benefits of our cost reduction activities, productivity initiatives and the non-recurrence of isolated charges incurred during the fourth quarter of last year. On a year-over-year basis, adjusted EBITDA decreased 23% due to lower volume.

In the first quarter, net interest expense was $9 million, which was 14% lower than the first quarter of 2019. The decrease is due to the deleveraging achieved in the prior year. In the first quarter of 2020, our provision for income taxes was a benefit of $27 million. The impairment of goodwill and other long lived assets in the quarter was only partially tax deductible.

In the first quarter, we invested $7 million in capital expenditures, including completion of some maintenance spending commenced in the prior year and limited growth capital associated with surface equipment for our ESP leased asset portfolio. Current quarter capital spending was favorable compared to capital spending of $10 million in the first quarter of 2019 and investment was also down sequentially as we've increased the intensity and capital discipline to further align capacity to market activity in order to safeguard a strong return on investment. Our cash flow to revenue ratio was 8% in the first quarter of 2020 and significantly improved from 3% in the first quarter of 2019. Free cash flow as a percent of adjusted EBITDA was 41% in Q1 2020 compared with 15% in Q1 2019.

Turning to slide12, Production & Automation Technologies revenue finished at $205 million in the first quarter, an increase of $2 million or 1%, sequentially, and a decrease of $17 million or 8% from the first quarter of 2019.

Excluding the effects of executed acquisitions and divestitures, revenue declined 7% compared to the first quarter of 2019. The sequential increase was due to higher spending by E&P customers in North America for artificial lift and other production equipment early in the quarter as a result of deferred spending at the end of 2019.

The higher North America revenue was partially offset by lower international revenues as the fourth quarter 2019 international revenue benefited from the delivery of rod lift equipment to a Middle East customer. On a year-over- year basis, the decrease was driven by lower spending for artificial lift and other production equipment by our North American E&P customers. International revenue within Production & Automation Technologies grew 14% year-over-year as we continue to gain strength in markets outside North America.

First quarter adjusted segment EBITDA was $40 million, which represents a sequential increase of $4 million or 12%, and a decrease of $3 million or 7% year-over-year. The sequential increase was driven by our cost reduction actions, productivity initiatives and the non-recurrence of isolated charges incurred during the fourth quarter. The year-over-year decrease was primarily driven by lower revenue levels. Adjusted segment EBITDA margin was 19% in the current quarter compared to 18% in the fourth quarter of 2019 and 19% in the first quarter of 2019.

Regarding our ESP lease program, our upfront investment in downhole cables and pumps, net of customer reimbursements at the conclusion of the lease, is reflected in our cash from operating activities. This investment was $4 million in the first quarter, down substantially from $21 million in the first quarter of 2019. As previously shared, we've been pulling back our spending to align with lower activity levels. We've also began to be more selective on how we allocate capital to customers, resulting in a high grading of our leasing customer list. As previously shared, we'll continue to constrain capital available for lease and driving more customers towards purchases of equipment in 2020 to better balance the portfolio of revenue.

Moving to slide 13, Drilling Technologies posted revenue of $56 million in the first quarter representing an increase of 27% sequentially compared to approximately no change in the worldwide average rig count and a 4% decrease in the US average rig count. As conveyed in our quarterly guidance, the $12 million sequential increase in revenue was due to the completion of the diamond cutter inventory destocking cycle by our drill bit customers.

In the first quarter, orders for cutters more closely matched actual usage. Additionally, diamond bearings revenues were up 10% sequentially. Compared to the first quarter of 2019, Drilling Technologies revenue decreased 28% or $22 million. The decrease in revenue was the result of lower worldwide drilling activities and a 53% decrease in diamond bearings revenues.

The first quarter of 2019 had particularly strong shipments of diamond bearings to international customers. Compared to the year ago period, the worldwide average rig count declined 11% and the US rig count declined 25%. Adjusted segment EBITDA increased 38% to $16 million in the current quarter from $11 million in the fourth quarter of 2019 due to higher volumes and the benefit of cost reduction actions taken in the fourth quarter.

Year-over-year, adjusted segment EBITDA decreased 46% from $29 million in the first quarter of 2019 due to the revenue decline, partially offset by the benefit of direct labor and SG&A cost reductions executed in Q4 of 2019. Adjusted segment EBITDA margin was 28% in the first quarter of 2020 compared to 26% in the fourth quarter of 2019 and 38% in the first quarter of 2019.

Moving ahead to slide 14, on the balance sheet, first quarter ending debt, net of debt discounts and deferred financing costs, was $560 million. Cash at the end of the quarter was $54 million. At March 31, 2020, Apergy's net debt leverage ratio was 2.2 times, up from 2.1 times at December 31, due to the reduction in the trailing 12 month earnings. Our available liquidity was $298 million.

On April 24 we continued to maintain a healthy cash position at $55 million but we also took steps to increase the company's cash balances by drawing on our revolver in the amount of $125 million. We took the higher cash balances in anticipation of settling transaction expenses pertaining to the upcoming merger with ChampionX and to preserve financial flexibility in light of the current uncertainty in the markets resulting from the COVID-19 pandemic.

As previously shared, the company has a healthy balance sheet and does not currently intend to use all the borrowed proceeds but believes an abundance of caution regarding its cash position is prudent at this time. Looking ahead at the close of the merger, our revolver will increase in size to $400 million and ChampionX will bring $45 million of cash at closing. During this period of uncertainty, we're highly focused on managing our cash flow and preserving strong liquidity. Over time, we'll continue to execute on our capital allocation framework with the priority of using our free cash flow to reduce leverage.

Turning to slide 15, with the uncertainty around global events associated with the COVID-19 pandemic and the associated significant reduction in oil prices, we will not be providing income statement guidance for the second quarter. Market conditions deteriorated in the second half of March and have continued to decelerate in April. The levels of activity are variable across the businesses and geographies but visibility is extremely limited given the heightened level of volatility and uncertainty around the oil supply and demand imbalance.

As Soma has described, we've taken swift and aggressive action to reduce our cost base and to lower capital expenditures in the face of the rapidly evolving market conditions. During 2020, we'll maintain our focus on the continued implementation of cost reduction actions combined with capital discipline to preserve adjusted EBITDA margins and positive free cash flow.

As shared in our operational update on March 23, we're primarily restricting our capital expenditures to maintenance requirements and replacement capital only, and we expect our capital expenditures combined with investments in leased assets for ESP downhole cables and pumps in our cash from operating activities to be approximately $30 million.

With that, I'll turn the call back over to Soma for some summary comments before we open the lines for Q&A.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Thank you, Jay. Before we open the call to questions, I would like to make a few summary comments and update you on our progress on the key growth initiatives for 2020. As I mentioned at the stat of the call, we are very focused on executing against our comprehensive downturn playbook. However, we want to ensure Apergy and soon ChampionX will be well-positioned to stay strong and be advantaged for the eventual market recovery which will ultimately come.

Even in the middle of the current downturn, it is important not to lose sight of the progress we continue to make on our growth initiatives. Therefore, I would like to share some of the work we have recently accomplished around them. In our ESP product lines, we are making good traction on the transition to more ESP purchases. We are seeing good traction on the new PowerFit motors we introduced at the end of Q4. We have sold 16 PowerFit units in the first quarter.

On rod lift, for the 12 months ended March 31, 2020, we've achieved low-single digit revenue growth rate in our rod lift product line in the US market, which is against the backdrop of a significant decline in E&P capital spending in North America. We do expect the CapEx reductions will lead to slower conversion in the near-term and the production shut-ins will impact rod lift volume starting in Q2.

Turning to digital, we think smart fit for purpose digital solutions to enhance customer productivity and lower their operating costs will be increasingly important in the new oil price environment. One of our subsidiaries, ACE Downhole, commercially released the Reliance Downhole Gauge for slim hole applications. This new gauge will provide customers with highly accurate and durable gauge for small bore wells.

Our Windrock subsidiary received a patent for a novel magnetically mounted ultrasonic sensor that provides plug and play monitoring on industrial machinery in an easily deployable design. Both of these new products are a demonstration of our commitment to delivering technology with impact in the important applications.

With respect to our diamond sciences technology in the quarter of – in the first quarter of 2020, our Drilling Technologies segment had seven new patents issued, bringing the total issued patents since the beginning of 2008 to 813. We also continued to test diamond solutions and bearings and material cutting applications outside of oil and gas market, while applying for additional patent protection in these areas.

Finally, we continue to see progress in adoption of our diamond bearings in downhole applications. As I stated earlier, sequentially first quarter of 2020 revenues grew 10% in this product line. In 2020, we do expect significant reductions of North American E&P capital spending for drilling activities to slow the growth of this product line. However, over time, we expect this important technology to become widely used in the oil field as well as potentially in non-oil and gas applications.

As you can see, while our focus has been on taking actions to reduce cost and drive strong cash flow, we are not forgetting about our growth and innovation. We are confident the actions we have taken will allow us to maintain our profitability as well as meet all of our obligations. We will continue to monitor market development and take additional actions as necessary. Additionally, we will work to successfully execute our planned merger with ChampionX and move forward as a stronger and more diversified company.

Finally, I want to thank all of our employees for their continued efforts and passion in improving the lives of our customers, our employees, our shareholders and our community. I'm proud of our Apergy teams' dedication and hard work as we work through these extraordinary times. We will emerge stronger from this. I am proud of their accomplishments and it is a privilege for me to lead such a great team.

With that, I'd like to open the call for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. We will now begin the question-and-answer session. [Operator Instructions] And our first question is from Dave Anderson from Barclays.

J. David Anderson
Analyst, Barclays Capital, Inc.
Hey, good morning, Soma. Clearly the market loves the name change, the power of branding is remarkable. I'm kidding of course. Obviously, there is a bit of reaction on the results today, but I was wondering if you could just talk a little bit more about the shut-in production and how that's working. So a lot of – it's a lot of the chatter out there in the E&P world. Can – you'd mentioned rod lift being shut in, what about the ESP side? Are customers looking to shut in wells that have ESPs in there, are they looking to dial them back? Is there – some customers looking to go to low flow? Can you talk about that dynamic? Then separately with the rod lift, when wells with rod lift get shut in, do you expect them to be permanently shut in or I mean what is the experience of them coming back?

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Good morning, Dave. We love the name ChampionX. Our kids say that they can do X with their hands. So it's going to be a fun going forward. With respect to shut-ins, Dave, I think there are a few factors that goes into how customers think about shut-in. But clearly the operating cost per barrel is an important element in the concentration of shut-in, and typically you tend to see lower producing wells tend to be more candidates for shut- in.

And the way the operators are also trying to do shut-ins especially on the lower producing well is sometimes you see them run to failure and then shut in because the cost of retrieving that equipment is a factor as well. So the way we think about it is I think we will see as the shut-ins progress, I think that we will see more impact on the rod lift than the ESP side. We don't expect ESP wells as proportionately more shut-ins on the ESP wells.

Now, ESP will get impacted because of the completions catching up as the completions are significantly getting lower but we expect the rod lift to see the impact, which normally we don't see as much of a rod lift impact in the past downturns. Now we have – the customers we are seeing these downturns mostly now, we are seeing it in across most basins. But I will say that it's more pronounced in Mid-Con, Bakken, Eagle Ford and to a lesser extent in Permian now. But we are seeing the production shut-ins starting to happen more on the low producing wells.

J. David Anderson
Analyst, Barclays Capital, Inc.
And on those low producing wells, do you think those get permanently shut in? I guess if I think what the other side of that, the cost is required to get them restarted, and also I guess the unknown other side of that, of course the production that comes out of that, what's the experience there? I know we're in a little bit uncharted territory here.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. It's a little bit of uncharted territory. But I do think that in the past most of these wells, especially unless they have really [ph] steeper wells, most of these wells tend to come back as the oil prices tend to improve. But if you have really very low producing wells, when you're talking about under 10 barrels a day or 20 barrels a day, then you have probably – there's a question mark, but then they were permanently plugged and abandoned as well.

J. David Anderson
Analyst, Barclays Capital, Inc.
Right. A separate question on the drilling side, we've just navigated through the inventory correction that it came back this past quarter and it comes back just in time for another demand shock here. How are you thinking about your facility in Utah, of how you're staffing that, of kind of how you're looking at the utilization of that facility? You're going to have a big drop off in demand and then clearly it's going to come back. This is the most cyclical part of your business. So that has to be a challenge just thinking about what this looks like and how you manage that. Can you just kind of walk us through a little bit of how you're thinking about managing that and how easy that is to flex up and flex down? Well, I guess flex down first and then flex up that facility.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. Dave, great question. I'll tell you, we have a fantastic leadership team managing that business, who have gone through these ups and downs in three or four times now and they have a really, really good playbook on how they do that, and they do it quickly and they do it partially and in a way that we can respond back. And maybe think about it as there are three layers of actions that goes on. As you know the workforce there, we have what is called the full workforce and then we have what I would call it, a temporary workforce. And then, we have also have flex workforce, which comes – I would call it kind of the Uber-type workforce which for every – every day they come in for three hours, four hours, so we have a trained pool of people who come in and out. So as we layer – peel the layers as this downturn goes, we finally come down to our core workforce which is has group of people who preserve the capabilities everything from our shop floor all the way to our technology people and the customer application support people. So I would say that we have already decisively gone down that path and I think by end of this month, by first week of May, we will be down to the fourth level, which is almost a 50% reduction in the full time equivalent of employees. We are already there.

And so from there, as the recovery comes back we have this pool of people whom given our work environment, given the technology, given the culture in our company, tend to come back. Our past experience helps to – we have seen 80% to 95% of the people return back. So we will be able to quickly ramp up because these employees return back quickly to this business. So again, we've gone through this few times and there is really good well-honed playbook there.

Operator: And our next question is from James West from Evercore.

James West
Analyst, Evercore Group LLC
Hey. Good morning, guys.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Good morning.

Jay A. Nutt
Chief Financial Officer & Senior Vice President, Apergy Corp.
Good morning, James.

James West
Analyst, Evercore Group LLC
Soma, you alluded to the additional actions if necessary, additional action plans if necessary, if this gets kind of worse than it already appears to be which, I don't know. [indiscernible] (00:39:36) looks pretty bad, but what kind of specifics can you share around those additional measures and cost reductions?

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. I mean I don't want to go into a lot of specifics James, but I would say that there are some product line rationalization, which we can still do, there are some facility rationalization we can still do, because as you know, the way we think about it is to preserve flexibility and optionality, so if you have two or three facilities, they are all – as long as they are not bleeding cash or not being negatively impacting us, we like to preserve those capabilities and optionality.

James West
Analyst, Evercore Group LLC
Right.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
But as things set down, we can take the next layer off those, and there are also options of voluntary time-offs, those type of options. But we are very thoughtful about making sure that we are able to manage this in a manner that it minimizes impact on workforce and preserve our capabilities as well.

James West
Analyst, Evercore Group LLC
Okay. That's helpful. And then as you look into your artificial lift business over the last month or six weeks or so, has there been – obviously, there's been a decline in sales, but has there been any mix shift in sales or customers going towards lower priced options, going to rod lift directly, but skipping the ESP time period or gas lift time periods, any discernible trends there?

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. I think I would say that I think that this time around I think that the thing which we are seeing is that the rod lift volume seems to get impacted because of the swift decline in spending and shut-ins.

James West
Analyst, Evercore Group LLC
Okay.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
From time to time, we see some pricing issue which to me it feels like somebody is trying to clear inventory, right? And also you will see to get – to monetize some inventory, sometimes you see isolated pricing situations. Outside of that, I would say that it's the – it's a normal type of decline which you would see in a downturn.

James West
Analyst, Evercore Group LLC
Okay.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
On the ESP side, I would say that it has really been a really good uptake for our new PowerFit motors, that's been a real positive for us. And I also think James that I think these downturns, during these downturns in product lines like ESP you will start seeing customers migrating more towards the quality of support through this downturn, so I do think that should work in our favor somewhat.

Operator: And our next question is from George O'Leary from Tudor Pickering.

George O'Leary
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.
Good morning, guys.

Jay A. Nutt
Chief Financial Officer & Senior Vice President, Apergy Corp.
Good morning, George.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Good morning.

George O'Leary
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.
I just wanted to add on to Dave's second question, you guys make it a point in the deck to talk about the Drilling Technologies' proactive cost reduction measures being implemented largely in the first quarter of 2020. How do you expect this to impact – and I appreciate you guys aren't giving specific guidance, but impacts decrementals in the second quarter versus history? Is 2015 and 2016 a decent historical [indiscernible] to go back and look at? Or there's something about being a standalone company this downturn that maybe accelerates your ability to take costs out of the system and mitigate the impact of those decrementals in that business? I just thought the comment was interesting in the deck that you got a lot of those cost cuts done in the first quarter. So any color there would be greatly appreciated.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. Just to be clear, I think a lot of the reductions happened in the second quarter, right? We said most of this will be done in the second quarter. Now, given – with respect to the decrementals, George, I think, yeah, historical decrementals are good, [ph] right, post for this, right? The only thing I would say is, if you go back, let's say the last downturn, Q4 of 2014 to Q1 of 2015 which was the first sequential decline during the downturn, I think if you look at it our rig counts went down about 27%, whereas now, I think the swift nature of the decline is much, much faster, right?

So I think – I personally think Q2 to Q1, I mean, Q1 to Q2, US average rig count may be down as much as 50%. Right? So I think that may push up the decrementals higher in the Q2, that will push up the decrementals higher because of the swift nature of the decline. Now, all that means to me is that we'll hit the trough much faster than ever before, right? So I would say that Q2 to Q1, I mean, Q1 to Q2 decrementals can be higher than historical.

George O'Leary
Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.
Okay. Great. That's super helpful color, Soma. Yeah. Historically, we see your free cash flow conversion ratio as a percentage of EBITDA increase; in a downturn one, EBITDA falls, until you guys can release some working capital and you can trim back on CapEx as you guys are doing now. Is that a phenomenon you guys expect to recur here, or is there anything different this go around that should kind of mitigate that free cash flow conversion uptick as we progress through the year?

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. George, I'll ask Jay to make a comment. I don't see the profile changing in this downturn compared to last downturn. Jay, you may want to...

Jay A. Nutt
Chief Financial Officer & Senior Vice President, Apergy Corp.
Yeah. George, for the reason Soma just mentioned, I think our cash flow profile should look similar to previous downturns as the percentage of EBITDA conversion tends to get a little bit higher as EBITDA come down – comes down, but the working capital release off the balance sheet helps replace those lower earnings, so we would not expect this one to be different than previous cycles.

Operator: And our next question is from Marc Bianchi from Cowen.

Marc Bianchi
Analyst, Cowen & Co. LLC
Hey, thank you. You guys mentioned – Soma, you just mentioned a 50% decline potential for the rig count second quarter and you have in the slides about a 50% decline for US in 2020 and like a 12% decline for international. How should we think about your business in the context of the market? So can you talk about, should production automation maybe outperform those declines or would you anticipate that maybe it does worse than those declines because people are deferring ESP installations and so forth?

And then same kind of question on Drilling Technologies. We saw the destocking kind of come to an end, but maybe there's another wave of destocking, that maybe you underperformed the rig count initially here. So any kind of color around on how the business should behave relative to the market would be great.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. Okay. So Marc I think let's start with the Drilling Technologies. I think you're right about there will be another round of destocking given the significant step down in the rig count. But I do expect the destocking impact to be not as significant as what we have seen in the previous downturn, because we have just gone through one. So what I mean by that is if you refer back to the first sequential decline in the last downturn, Q4 of 2014 to Q1 of 2015, I'll give you a little bit more baseline there. So the rig count,

US rig count declined 27% on an average, Q4 2014 to Q1 2015, and our revenue at that point declined 42%. And that is the destocking impact in the beginning of that sequential decline.

So we will see that our Drilling Technologies will experience a sequential decline maybe more than the rig count but not to the same level of underperformance. It will underperform, that rig count, but not to the same level because of the recent destocking. Now, as you move to the Production & Automation Technologies, so if you – again, I'll use the last downturn sequential decline, right? And so Production & Automation Technologies in the last sequential decline, same timeframe, Q4 2014 to Q1 2015, declined about 20%. But I do expect this time it will be more than that because of the rapid declining nature of the spending cuts and as well as the production shut- ins happened.

Now within Production & Automation Technologies, I expect our digital to be more resilient, I do expect our digital will be more resilient than the – than some of the other product lines. So hope that gives you some color because it's hard to predict how the near term because it's so challenging, the visibility is challenging. But I hope that helps with some historical baseline and how that can inform us how to see it now.

Marc Bianchi
Analyst, Cowen & Co. LLC
Sure. That that is helpful perspective. Thank you. Maybe just moving over to the cost cut realization that you anticipate for second quarter, is there any way to say, just forgetting about what profitability will be or anything like that, but just how many dollars of cost benefit we should be expecting to realize during the quarter, so on a calendar quarter basis how much better that can help the bottom line?

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. So I think we have looked at about $85 million of annualized savings, right? So we think in 2020 we may be able to get about $60 million to $65 million of that. So you can see, as most of our actions, we will get it completed as we exit Q2 and there will still some remaining actions to be done in the first part of Q3. So that hopefully that gives you some idea.

Marc Bianchi
Analyst, Cowen & Co. LLC
Okay. Thank you.

Operator: Our next question is from Tom Moll from Stephens.

Tommy Moll
Analyst, Stephens, Inc.
Good morning. Thanks for taking my questions.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Hey, Tommy.

Tommy Moll
Analyst, Stephens, Inc.
I wanted to follow up on your commentary about drawing on the revolver in advance of some transaction related expenses. Could you frame for us what the size and timing of those cash transaction expenses looks like? And then on a related point, are there going to be cash outlays in order to achieve some of the cost savings particularly in Q2? Thanks.

Jay A. Nutt
Chief Financial Officer & Senior Vice President, Apergy Corp.
Sure, Tommy. This is Jay. So as we noted we have some upcoming transaction expenses at the confirmation of the merger, anchor fees and other professional fees and we would estimate that those are about $50 million to $60 million on completion of the merger. With regards to the cost relative to the actions that we're taking, we would estimate those total cost to be somewhere in the range between $7 million and $10 million. A fair amount of that to be spent on head count reduction in Q2, but there are some other expenses regarding lease termination and facility closures that would come later in Q2 and Q3.

Tommy Moll
Analyst, Stephens, Inc.
Okay. Thank you, Jay.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
So, and again, Tommy, going back to that [indiscernible], right, I mean, I personally think it's prudent for any company to be looking at the liquidity management. So again, it's – for us it's a proactive liquidity management as we look at the – where the market is.

Tommy Moll
Analyst, Stephens, Inc.
Yes. Make sense. And shifting gears to ChampionX, you have moved very quickly to adjust CapEx and the size of your footprint, as the macro has gone against you in the last few weeks. Is ChampionX, with the merger pending, able to take similar actions both in terms of cost and CapEx reductions, or do a lot of those get pushed until post close, and then you'll go back in for another round on their assets?

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. So, Tommy, as you know, we still operate as two separate companies, and I want to be respectful of that. But ChampionX has a really strong management team and they've been through downturns before and based – Ecolab released their earnings today as well. And if you look at in their earnings, you will see that ChampionX actually year-over-year, their revenues are – I should say ChampionX downstream energy, year-over-year declined 3% in the earnings release. Right? And you can see the resiliency of the business and the operating income was even up 6% year-over-year.

Given the global nature of that business, there's more resiliency in that business. Now they are adjusting, taking actions. I'm aware that they have taken actions both in terms of production – eliminating spending, reducing CapEx and they were also contemplating additional actions as well. So they are on top of it.

Operator: And our next question is from Ian Macpherson from Simmons.

Ian Macpherson
Analyst, Piper Sandler & Co.
Thanks. Good morning. Soma, just looking on the left side beyond the distortive effect of shut-ins and just rapid market correction over the next two or three quarters, when you dialogue with your customers now, what sort of structural changes are they contemplating with regard to the lift programs in a smaller footprint for the US basins? And how are they thinking about the interplay or the suitability of ESPs, sources, transitioning to [ph] less cover in (00:53:58) given timeframe? Or is it just too early to really indicate any structural changes that might be beginning to take place?

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. Ian, I would say it's too early to contemplate any structural changes as you know our customers are very, very focused on the near-term actions at that point. It's too early to kind of comment on it, but I would say that one of the trends that we are seeing is that customers are more open from a couple of aspects. One is more value- added type of work around what we already do. So for example, we noted in our press release the gas lift, we have been able to increase our gas lift sales and that is because today what we offer is a full gas lift downhole solution, not just [indiscernible] component of the gas lift.

So customers are more open to getting a full solution particularly around things like gas lift now, so that those type of things which we are seeing. The other thing I would say we are seeing is, again, the transition more towards the quality suppliers because customers are concerned about the financial wherewithal that their suppliers to make sure that they get that support through the downturn. So those are the couple of things which we are starting to see right now.

Ian Macpherson
Analyst, Piper Sandler & Co.
That's helpful. Thank you, Soma. That's it for me this morning. Thanks.

Operator: Our next question is from Blake Gendron from Wolfe.

Blake Gendron
Analyst, Wolfe Research LLC
Thanks. Good morning. Thanks for squeezing me on here. So helpful color on the ESP lease fleet and the initiatives to both high-grade the customer base and also push customers towards purchase versus lease. So $30 million in lease fleet investment this year. I was wondering, just given market conditions and a longer term outlook, how do you see this progressing over time, particularly with those strategic initiatives that you laid out? Do you see the lease fleet investment shrinking as you cannibalize that fleet somewhat or are there technological and upgrade drivers that'll keep it kind of at this level for the time being?

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Well, I would say that from our strategic approach perspective, I would say that as a mix of lease versus purchase, you should see the purchase continues to improve. As the market recovers, you should see that trend continue to improve, because that is deliberate strategic approach from our side. And as we continue to innovate and continue to simplify these, so you should expect the mix to continue to improve more towards the purchase side.

Blake Gendron
Analyst, Wolfe Research LLC
Okay. That's helpful. Then shifting over to the shut-ins. A lot of work has been done on using production chemicals possibly to mitigate the negative productivity effects of shut-ins. So this might be more on the ChampionX side and we'll get more color post deal close, but I was wondering if you have any qualitative comments with respect to how chemicals fit into the shut-ins and potentially a ramp back up as a lot of this production comes back online?

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. No, I think you are exactly right. I think production shut-ins do impact the production chemical business, right? The well is not flowing, the need for chemicals will – lowered or much reduced. So that is – so it will affect the production chemical business.

But on the other side of it, just like for our rod lift business, when the production resumes, when the wells are starting to come back on, there will be a pent-up demand of well servicing, pent-up demand of replacement. So that will resume and the same is true for production chemicals. In fact, the initial use of production chemicals can be moved, as such, well gets opened up because to – deal with scaling issues and other things. So as the shut- ins happen, yeah, there will be an impact, but then when they resume you are going to see an incrementally better demand for the production chemicals in the initial phase.

Blake Gendron
Analyst, Wolfe Research LLC
That's totally fair. I know we're at time here but if I could squeeze in one quick one here. Of the $85 million, do you mind just breaking down for us the segment breakout there and then also what's fixed versus variable? We can do the math on decrementals here over the next few quarters, but just trying to understand how much cost may have to be added on the backend of this downturn as we start to recover.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Yeah. So I would say, look, we take these actions in a manner that as we come out of it, that we have advantaged incrementals. So I would say at this point about 30% of these are more towards the structural and the remaining I would say is more variable. And as we have discussed before, a lot of our variable actions happen in Drilling Technologies as we scale up and down and – but I would say right now it's about 30% is structural.

Operator: And we have no further questions at this time.

Sivasankaran Somasundaram
President, Chief Executive Officer & Director, Apergy Corp.
Well. Thanks again, everyone, for your continued interest in Apergy. We look forward to talking to you on our second quarter earnings call or before. Thank you.

Operator: Thank you, ladies and gentlemen. That concludes today's conference. Thank you for participating and you may now disconnect.

Important Information About the Transaction and Where to Find It
In connection with the proposed transaction, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”) and ChampionX Holding Inc. (“ChampionX”) has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and

securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Important Information About the Transaction and Where to Find It
In connection with the proposed transaction, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”) and ChampionX Holding Inc. (“ChampionX”) has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement with respect to the transaction when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020.

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement with respect to the transaction when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020.

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.